SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. ___)*

                         Analytical Surveys, Inc.
--------------------------------------------------------------------------------
                             (Name of Issuer)

                        Common Shares, no par value
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                      (Title of Class of Securities)

                                 032683302
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                              (CUSIP Number)

                           Michael J. Schneider
                      Locke, Reynolds, Boyd & Weisell
                         1000 Capital Center South
                          201 N. Illinois Street
                        Indianapolis, Indiana 46204
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                              Communications)

                               July 2, 1997
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          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     * The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032683302
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     1.   Name of Reporting Person

          Sol C. Miller
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     2.   Check the Appropriate Box if a Member of a Group

          (a) [  ]
          (b) [  ]
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     3.   SEC Use Only
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     4.   Source of Funds

          00
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     6.   Citizenship or Place of Organization
          State of Indiana, U.S.A.
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .



Number of      7. Sole Voting Power               925,000
Shares          . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Beneficially   8. Shared Voting Power             0
Owned by        . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Each           9. Sole Dispositive Power          925,000
Reporting       . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Person With    10. Shared Dispositive Power        0
 . . . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . .
     11.  Aggregate Amount Beneficially Owned by Reporting Person

          925,000
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     13.  Percent of Class Represented by Amount in Row (11)

          15.4%
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     14.  Type of Reporting Person

          IN
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Item 1. Security and Issuer

     The class of equity  securities  to which this  Schedule 13D relates is the common shares, no par value, of Analytical Surveys, Inc., a Colorado corporation, (the "Company" ). The principal executive offices of the Company are located at 1935 Jamboree Drive, Colorado Springs, Colorado 80920.

Item 2. Identity and Background

     The name of the individual making this filing is Sol C. Miller (the "Reporting Person" ) whose residence address is 1025 Laurelwood, Carmel, Indiana 46032. The Reporting Person's present principal occupation is real estate developer.

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding and, during the last five years, has not been a party to any civil proceeding which resulted in a judgment, decree or final order adjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a resident of the State of Indiana, United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     The 925,000 common shares (the "Shares") of the Company being reported in this Schedule 13D were acquired in connection with the sale of all of the outstanding common shares of MSE Corporation, an Indiana corporation, by the Reporting Person to the Company on July 2, 1997.

Item 4. Purpose of Transaction

     Pursuant to the Purchase Agreement entered into by the Reporting Person and the Company on July 2, 1997 (the "Purchase Agreement" ), the Reporting Person sold all of the outstanding common shares of MSE Corporation to the Company for the issuance of the Shares and the payment of certain cash consideration. Pursuant to the Purchase Agreement, the Company agreed to use its best efforts, consistent with applicable laws, to increase the size of the Board of Directors of the Company by one member and to cause the Reporting Person to be elected as a member of the Board of Directors until the next annual meeting of the shareholders of the Company. The Company also agreed, subject to the fiduciary duties of the Company and its Board of Directors under applicable laws, to nominate the Reporting Person, as part of the Company's management slate of nominees, as a member of the Board of Directors of the Company at each annual meeting of the shareholders of the Company in 1998, 1999 and 2000.

     The Reporting Person currently has no other plans or proposals of the type enumerated in (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to purchase or sell common shares of the Company at any time or from time to time. At the present time, the Reporting Person is uncertain as to the timing or extent of any additional purchases of common shares of the Company, if any. Further, the Reporting Person may reconsider his present intention based on numerous factors including, but not limited to, business prospects of the Company, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the Reporting Person or the Company, general economic conditions, and monetary and securities market conditions, as well as numerous other factors.

Item 5. Interest in Securities of the Issuer

          (a) The Reporting Person owns 925,000 common shares of the Company, which represents 15.4 percent of the issued and outstanding common shares of the Company (based on the representations of the Company contained in the Purchase Agreement).

          (b) The Reporting Person has sole voting and disposition power over the Shares.

          (c) Other than the acquisition of the Shares pursuant to the Purchase Agreement reported elsewhere in this Schedule 13D, there have been no other transactions by the Reporting Person in the common shares of the Company in the past sixty (60) days.

          (d) No other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from, the sale of the Shares, except the escrow agent under the Escrow Agreement under certain circumstances described in Item 6 of this Schedule 13D.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Pursuant to an Escrow Agreement dated July 2, 1997, among Bank One, Colorado, N.A. (the "Escrow Agent" ), the Company and the Reporting Person (the "Escrow Agreement" ), 92,500 of the Shares (the "Escrowed Shares" ) and certain cash consideration were deposited with the Escrow Agent. Pursuant to the Escrow Agreement, the Escrow Agent has agreed to hold and distribute the Escrowed Shares and related cash consideration in accordance with certain escrow instructions which are attached to the Escrow Agreement as Schedule B. The escrow instructions require the Escrow Agent to distribute fifty percent (50%) of the Escrowed Shares to the Reporting Person on July 2, 1998, less any Escrowed Shares reserved by the Escrow Agent to satisfy indemnity claims asserted by the Company under the Purchase Agreement which are unresolved prior to that time, if any. The Escrow Agent is also required to distribute the remaining fifty percent (50%) of the Escrowed Shares to the Reporting Person on November 30, 1999, less any Escrowed Shares reserved by the Escrow Agent to satisfy indemnity claims asserted by the Company under the Purchase Agreement which are unresolved prior to that time, if any.

     Pursuant to the Registration Rights Agreement, dated July 2, 1997, by and between the Company and the Reporting Person (the "Registration Rights Agreement"), the Reporting Person may not sell, exchange, assign, pledge or otherwise dispose of any of the Shares prior to July 2, 1999, except to a Permitted Transferee (as defined in the Registration Rights Agreement) or pursuant to the exercise of certain Incidental Registration Rights discussed below.

     The Registration Rights Agreement provides that, between July 2, 1997, and July 2, 2003, the Reporting Person shall have the right to include any or all of the Shares in a registration statement filed by the Company with the following limitations(the "Incidental Registration Rights"): (i) before July 2, 1999, the Reporting Person may only include the number of Shares in such registration statement equal to ten percent (10%) or less of the total shares being offered by the Company in the offering, and (ii) between July 2, 1999, and July 2, 2000, the Reporting Person may only include 462,500 of the Shares in such offering, less any Shares previously disposed of by the Reporting Person. The Reporting Person's right to have the Shares included in an underwritten offering may be restricted if the managing underwriter, if any, of such offering determines reasonably and in good faith that the inclusion of the Shares in the offering would adversely effect the offering.

     The Registration Rights Agreement also provides that the Reporting Person has the right to demand the registration of his Shares by the Company: (i) once, with respect to up to 462,500 of the Shares after July 2, 1999, but prior to July 2, 2000, and (ii) once, with respect to up to all of the remaining Shares between July 2, 2000, and July 2, 2003. However, at no time, may the Reporting Person request registration of fewer than 100,000 of the Shares. The Company has the right to suspend the Reporting Person's demand registration rights for a period not to exceed ninety (90) days if the Company determines in good faith that the filing of registration statement by the Company could reasonably be expected to have a material adverse effect on the Company and its shareholders. Such suspension right may be exercised only once in any twelve
(12) month period. The Company is required to pay all registration expenses in connection with the first registration statement filed pursuant to the Reporting Person's exercise of its demand registration rights described in this paragraph, and the Reporting Person is required to pay all registration expenses in connection with the second registration statement filed pursuant to his exercise of such demand registration rights.

     If the Reporting Person exercises his demand registration rights or Incidental Registration Rights pursuant to the Registration Rights Agreement, the Company shall have the option to purchase any or all of the Shares in lieu of registering them, at the then current market price, determined in accordance with the Registration Rights Agreement. The Company shall have fifteen (15) days after receiving a notice of registration from the Reporting Person to exercise its option to purchase any or all of the Shares. If the Company elects to purchase less than all of the Shares requested by the Reporting Person to be included in the registration statement, the Company will be obligated to register the balance of the Shares subject to the other provisions of the Registration Rights Agreement.

     Pursuant to the Registration Rights Agreement and an investment intent letter executed by the Reporting Person in connection with his acquisition of the Shares (the "Investment Letter" ), the Reporting Person acknowledged that the Shares were acquired pursuant to certain exemptions from registration requirements under applicable federal and state securities laws, and therefore, are restricted securities. Further, the Reporting Person acknowledged that the Shares are subject to certain restrictions on transfer set forth in the Registration Rights Agreement and Investment Letter and that the certificates representing the Shares may contain certain restrictive legends set forth in the Registration Rights Agreement and Investment Letter.

Item 7. Material to be Filed as Exhibits

     (1)  Not applicable.

     (2)  Purchase Agreement dated July 2, 1997.
          Letter agreement, dated July 2, 1997, whereby the Reporting Person agrees to serve as a Director of the Company

     (3)  Escrow Agreement dated July 2, 1997.
          Registration Rights Agreement dated July 2, 1997.
          Investment Letter dated July 2, 1997.


Signature:


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:       7/10/97                /s/ Sol C. Miller
          -----------              ------------------
                                   Sol C. Miller